

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 18, 2018

Kun Dai
Chief Executive Officer
Uxin Limited
37/F, Tower B, Wangjing SOHO T3
No. 10, Wangjing Street, Chaoyang District
Beijing, 100102
People's Republic of China

> **Re: Uxin Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 23, 2018**
> **CIK No. 0001729173**

Dear Mr. Dai:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2018 letter.

Prospectus Summary, page 1

1.   We note your response to prior comment 1. You have revised your disclosure to add an industry survey commissioned by you and prepared by China Insights Consultancy. Please provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

Summary Consolidated Financial and Operating Data, page 10

2.   Please confirm that you will include all convertible shares of Fairlubo in your pro forma disclosures once your IPO price range is known. Clarify why conversion of Fairlubo shares into ordinary shares is included in pro forma balance sheets but are excluded from the denominator of pro-forma net loss per share pending the applicable price of Uxin Limited shares.

Risk Factors

Risks Related to Our Business and Industry

We rely on a limited number of third-party financing partners…, page 18

3.   We note your response to prior comment 6. Please revise your disclosure to identify the financing partner that failed to meet its obligation and clarify whether the replacement funding source was one of the other two financing partners you had in 2017 or a source with whom you have no contractual agreement.

4.   We note your response to prior comment 7. The provisions of Securities Act Rule 403(c)(3) permitting a filer to file an English summary of a foreign language agreement excludes the agreements specified by Rule 403(c)(2), which includes agreements upon which the filer's business is substantially dependent. Please file an English translation of your agreements with your largest financing partner. In addition, please disclose the term and any material termination provisions of the agreements.

5.   We note your response to prior comment 7 where you state that "revenues attributable to each of [your] agreements with the other two financing partners… [accounted] for 14.4% and 9.4% of the Company's total revenues in the nine months ended September 30, 2017." We are unable to agree, absent additional information, that a contract that contributes 14.4% of the company's total revenues is not one upon which it is substantially dependent within the meaning of Item 601(b)(10) of Regulation S-K. In this regard, we note your disclosure that you had three financing partners in 2017. Accordingly, please file the relevant agreement(s), or provide us with further support of your assertion that you are not substantially dependent on it. In addition, please consider identifying the financing partners that account for a significant percentage of your revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 94

6.   Please disclose whether the GMV and number of units disclosed in your discussion of transaction facilitation revenue includes all cars sold within your 2C business. If so, tell us whether you considered providing this metric separately for those transactions in which a

loan is facilitated and those in which loans are not, as each may have a different impact on revenue trends.

7.   Please refer to our prior comment 12. The magnitude of the impact that pricing had on trends in revenue is still unclear. For example, you discuss that revenue increases in part were due to higher pricing power for transaction services but it is not clear what this means or how it impacts changes in transaction facilitation revenue. Further, you discuss certain new loan products but it is not clear why these products would impact loan facilitation revenue trends or by how much. Please revise accordingly. See Form 20-F, Item 5.A.1.

Business

Our Platform and Services, page 125

8.   Please refer to our prior comment 17. Please revise note 2 to the table on page 128 to clarify what separate fees and charges to the consumer comprise the total service fee. Tell us your basis for including those charges in a total service fee rate proportionate to the loan balance at inception.

9.   Please refer to our prior comment 40. Please disclose the type of information and sources you review to determine whether there have been any significant changes to market conditions that may indicate a material change to your original estimation of vehicle residual value.

Principal [and Selling] Shareholders, page 158

10.   We note your response to prior comment 21. Please include a risk factor that addresses the concentration of ownership among your directors, officers and principal stockholders, and consider providing such concentration on the prospectus cover page, or tell us why this information is not material.

Consolidated Financial Statements

Note 2. Principal Accounting Policies

Note 2.4 Fair value Measurements, page F-16

11. Please refer to our prior comment 30. It appears you relied on the appraiser to determine the fair value of your guarantee liability in view of your disclosure that it was based on work conducted by an independent appraiser. Please tell us what consideration you gave to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 141.02 in your response.

Note 2.19. Revenue Recognition, page F-22

12.   Please refer to our prior comment 35 and address the following:

- Tell us whether you have obtained a legal opinion as to whether these assets would be considered your assets in the event of bankruptcy such that your creditors would have claims against the loans in all relevant jurisdictions.

- We note the provision detailed in page 7 of Exhibit 10.49 that states the lending partner (party A) may transfer creditor rights. Tell us specifically whether your lending partners have the right to transfer the receivables to other parties or pledge them as collateral without your prior consent.

- Please clarify how a seller transfers title to the vehicle and who holds the title at origination and over the life of the receivable. That is, clarify if the seller transfers title directly to the consumer, the lending partner or something else.

- Please clarify what it means to "obtain collateral." Describe the process of obtaining collateral to a vehicle and tell us what rights obtaining the collateral gives you, both at inception and over the life of the receivable. We note disclosure in Exhibit 10.49, indicating that you are the only party that obtains collateral rights, with transfer to the lending partner occurring only upon your failure to perform under the guarantee. Please specifically confirm whether you are the only party to hold rights to the collateral during the life of the loan.

- Tell us whether you are ever considered to be a creditor of record, including when you establish rights to the collateral or subsequent to performance under your guarantee. We note disclosure in Exhibit 10.49 that you and your lending partner agree to jointly provide financing services for the purchase of automobiles and related services.

- Provide additional information regarding why you believe this transaction to be a sale leaseback transaction.

- Clarify what happens if a lending partner does not perform under their obligations to fund the loan. Disclosure on pages 18-19 indicates you were able to accept a substitute lending arrangement. Tell us how this impacts your contractual arrangements and whether you were required to obtain new contracts from the borrower as a result of the change in lending entities. If not, please explain why. Also, it appears Annex 5, which addresses this situation, is missing from Exhibit 10.49. Please file a revised exhibit to include such annex.

- On page 18, you disclose that when the funding partner failed to fund the loans, you did not exercise any claims against the consumer borrower. Please describe to us any and all claims you are able to exercise against the borrower, both in general and in the event the lending partner does not fund the loan.

Note 6. Loan Recognized as a Result of Payment Under the Guarantee, page F-33

13.   Please refer to our prior comment 38. Please tell us why you do not record the difference between the contractual amounts of these loans and the value recoverable from the collateral as a loss upon settlement of your guarantee obligations. Refer to ASC 825-10-35-2. Please also explain why the additions to your allowance for loan losses are included in the settlement of guarantee liabilities. In this regard, any subsequent allowance recorded on these loans would not appear related to your guarantee liability since you have already satisfied your obligation to perform.

Note 24. Convertible Preferred Shares, page F-49

14.   Please refer to our prior comment 47. It remains unclear how the Series G issuances disclosed on page II-2 relate to the number of Series G shares issued as reflected in the table on page F-57. Please tell us why these two disclosures do not agree. Also, revise your table on page F-57 to show issuances separately from any cancellations.

Note 25. Share Based Compensation, page F-58

15.   Please refer to our prior comment 43. As previously requested, please disclose the range of grant date fair value used to determine the fair value of your stock option grants.

Exhibit Index, page II-6

16.   We note your response to prior comment 35. Under an appropriately captioned section in the prospectus, please revise to describe the material terms of the Borrower Service Agreement, Financing Leasing Series Contracts, and Tri-party Loan Agreement. Additionally, please file the forms of agreements or master agreements as exhibits to the registration statement or tell us why they are not material. Refer to Item 601(b) of Regulation S-K.

General

17.   We note your response to prior comment 48 where you state that you separately submitted to the staff a copy of the slides that the company presented to potential investors during the testing-the-water meetings in reliance on Section 5(d) of the Securities Act. Please note that we have not received the materials and will continue to monitor for the issue.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202)

551-3447, or in his absence, me at (202) 551-3673, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.


Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information Technologies and
Services


cc: Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP